Mail Stop 3561

August 11, 2006

Mr. Robert Hagemann
Senior Vice President and Chief Financial Officer
Quest Diagnostics, Inc.
1290 Wall Street West
Lyndhurst, NJ 07071

> **Re: Quest Diagnostics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed April 28, 2006**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2006**
> **Filed July 31, 2006**
> **File No. 1-12215**

Dear Mr. Hagemann:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

December 31, 2005 10-KSB

2. Summary of Significant Accounting Policies

Investments, F-13

1.   We note that you have recorded unrealized losses related to your available-for-sale securities. Please provide an analysis of the factors you considered in determining whether the impairment of these securities was other-than-temporary. For those securities with unrealized losses for which other-than-temporary impairments have not been recognized, please revise to provide the disclosures required by paragraph 21 of EITF 03-1.

14. Commitments and Contingencies, F-31

2.   We note your disclosure that "management has established reserves in accordance with generally accepted accounting principles for the matters discussed above". Please revise your disclosure to provide the nature of the accrual and amount. Please refer to the guidance in paragraph (9) and (10) of SFAS No. 5.

Form 10-Q for the Fiscal Period ended June 30, 2006

9. NID, page 16

3.   It appears from your disclosure that the costs incurred to discontinue the operations of the company's test kit manufacturing subsidiary was included in "cost of sales" and "other operating expense" and not as discontinued operations. Please cite the specific authoritative literature you used to support your accounting treatment. In your response, provide a narrative discussion addressing the applicability of paragraphs (41 – 44) of SFAS No. 144 and paragraph (18) of SFAS No. 146.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant at (202) 551-3398 or Carlton Tartar, Assistant Chief Accountant at (202) 551-3558 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies